EarthLink, Inc.

1375 Peachtree Street, N.E.

Atlanta, Georgia  30309

January 15, 2009

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:                            Stephen Krikorian, Accounting Branch Chief

Division of Corporation Finance

Re:                    EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 001-15605

Dear Mr. Krikorian:

As General Counsel and Secretary of EarthLink, Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated November 25, 2008 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to EarthLink, Inc.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment.  The Company confirms that it will comply with all other comments in future filings to the extent set forth below.  In order to explain to the Staff how the Company intends to comply in future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent additions or modifications to the current disclosures in the Company’s filings to comply with the Staff’s request for the Company’s future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1, Business, page 1

Competition, page 9

1.                                       Please expand the discussion of your competition to more fully address competitive conditions in your business, such as an estimate of the number of your competitors and your competitive position, if known or reasonably available.  The principal methods of competition should be identified, and positive and negative factors pertaining to your competitive position, to the extent that they exist, should be explained if known or reasonably available.  See Item 101(c)(1)(x) of Regulation S-K.  For example, but without limitation, in your discussion of internet services, you should discuss the kinds of companies you are actively competing against (established telecommunications companies, cable companies, etc.).

Response:

We acknowledge the Staff’s comment.  We note that we included discussion of our competitors and our competitive position in our risk factors beginning on page 12 of our Form 10-K for the fiscal year ended December 31, 2007.  In addition, in response to the Staff’s comment, in future filings the Company will discuss more fully the competitive conditions of our business in the Item 1, Business section.  In our Form 10-K for the fiscal year ended December 31, 2008 we will revise the discussion of the competitive conditions of our business in the Item 1, Business section substantially as set forth below:

Competition

Consumer Services Segment

Internet access services. We operate in the Internet access services market, which is extremely competitive. We compete directly or indirectly with established online services companies, such as AOL and the Microsoft Network (MSN); national communications companies and local exchange carriers, such as AT&T, Verizon and Qwest; cable companies providing broadband access, including Time Warner, Comcast, Charter Communications, Inc. and Cox Communications, Inc.; local and regional ISPs; free or value-priced ISPs, such as United Online; wireless Internet service providers; content companies, such as Yahoo! and Google; and satellite and fixed wireless service providers. Competition in the market for Internet access services is likely to continue increasing, and competition impacts the pricing of our services, sales and marketing costs to acquire new subscribers and the number of customers that discontinue using our services, or churn.

Current and prospective competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. In addition, some of our competitors are able to bundle other content, services and products with Internet access services, placing us at a competitive disadvantage. These services include various forms of video services, voice and data services and wireless communications. The ability to bundle services, as well as the financial strength and the benefits of scale enjoyed by certain of these competitors, enable them to offer services at prices that are below the prices at which we can offer comparable services.

We believe the primary competitive factors in the Internet access service industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on these factors when compared to many Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to some of our competitors. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage.

Other services. The companies we compete with for Internet access services also compete with us for subscribers to value-added services, such as email storage and security products. We compete for advertising revenues with major ISPs, content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites, and various other companies that facilitate Internet advertising. Competition in the market for advertising services may impact the rates we charge.

Competitors for our VoIP services include established telecommunications and cable companies; Internet access service companies; leading Internet companies; and companies that offer VoIP-based services as their primary business, such as Vonage. The market for VoIP services is emerging, intensely competitive, and characterized by rapid technological change.

Business Services Segment

We build and manage private IP-based wide area networks for businesses and communications carriers. We also provide Internet access to small and medium-sized businesses. We face significant competition in these markets and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, entry of new telecommunications competitors, an evolving regulatory environment and the emergence of new technologies. We believe the primary competitive factors in our business markets include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. We compete directly or indirectly with ILECs, such as Verizon, Qwest and AT&T; other competitive telecommunications companies, such as Covad, XO Holdings, Level 3 Communications and Megapath; ISPs; interexchange carriers, such as Sprint Nextel; wireless and satellite service providers; and cable service providers, such as Comcast Corporation, Cox Communications, Inc., Time Warner and Charter Communications, Inc.

We also provide web hosting services to customers wishing to have an Internet or electronic commerce presence. The web hosting market is highly fragmented, has low barriers to entry and is characterized by considerable competition on price and features. We compete directly or indirectly with a number of significant companies, some of which have substantially greater market presence and greater financial, technical, marketing and other resources than we have.

Proprietary Right, page 9

2.                                       You state on page 17 that various forms of intellectual property are critical to your success.  In future filings, please provide more robust disclosure of your intellectual property as required by Item 101(c)(1)(iv) of Regulation S-K.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in our Form 10-K for the fiscal year ended December 31, 2008 we will revise the risk factor related to proprietary rights substantially as set forth below:

We may not be able to protect our proprietary technologies.

We regard our EarthLink, PeoplePC and New Edge Networks trademarks, service marks, proprietary technologies, domain names and similar intellectual property as important to our success. We rely on trademark law and confidentiality agreements with our employees, customers, partners and others to protect our proprietary rights. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, our brand image may be harmed and our business may suffer. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results.

Given the revision to the above risk factor to moderate the risks associated with our proprietary technologies, we believe a more robust disclosure of proprietary rights in the Item 1, Business section is unnecessary and would actually result in overstating the extensiveness of our proprietary rights.  Therefore, in our Form 10-K for the fiscal year ended December 31, 2008 we will provide the disclosure substantially as set forth below for proprietary rights:

Proprietary Rights

We utilize a combination of our EarthLink, PeoplePC and New Edge Networks trademarks, service marks, proprietary technologies, domain names and similar intellectual property as well as contractual restrictions to establish and protect technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements. From time to time, third parties have alleged that certain of our technologies infringe on their intellectual property rights. To date, none of these claims has had an adverse effect on our ability to market and sell our services.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26

Overview, page 27

3.                                       Consider including a discussion of your plans for your business once you have completed your restructuring plan initiated in 2007.  See Instructions 2 and 3 to Paragraph 303(a) of Regulation S-K.

Response:

In response to the Staff’s comment, we refer you to our disclosure of the future plans for our business following completion of the 2007 restructuring plan in the Management’s Discussion and Analysis “Overview — Business Strategy and Risks” on pages 28 and 29 of our Form 10-K for the fiscal year ended December 31, 2007.  Please see in particular the paragraph beginning “Our current business focus is the following: . . .” and the paragraph after that. We updated this disclosure on page 25 of our most recent Form 10-Q.  In our 2008 Form 10-K we will add language that this represents our post-restructuring business plan and we will continue to update this disclosure in our 2008 Form 10-K and in subsequent future filings to describe any new changes in our plans for our business.

Results of Operations, page 33

4.                                       Please provide a more detailed qualitative and quantitative discussion and analysis of any material impact on your results of operations attributed to increases or decreases in the number of narrowband access subscribers and broadband access subscribers.  Please note that this comment also applies to your filings on Form 10-Q.

Response:

In response to the Staff’s comment, in future filings we will add a qualitative disclosure to the Management’s Discussion and Analysis “Looking Ahead” paragraph that discusses how our narrowband and broadband revenue mix is changing and the negative impact of that on our profitability.  We also will add quantitative disclosures for changes in narrowband and broadband revenues and average revenue per user to “Consumer services revenue” in the Management’s Discussion and Analysis.

For an existing discussion and analysis of our narrowband and broadband access subscribers, we refer you to our disclosures in the Management’s Discussion and Analysis in the second, third and sixth paragraphs of “Consumer services revenue” and in the second paragraph of “Business services revenue” on pages 33 and 34, respectively, of our most recent Form 10-Q.  We will update these disclosures as appropriate in future filings.

5.                                       Consider providing further disclosure addressing your restructuring plan and any related trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.  See Item 303(a)(3)(ii) of Regulation S-K.  If you know of events that will cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed.  Please note that this comment also applies to your filings on Form 10-Q.

Response:

In response to the Staff’s comment, we believe disclosure along the lines suggested is contained in our 2007 Form 10-K and most recent Form 10-Q.  We refer you to the following disclosures in the Management’s Discussion and Analysis:

•                  the “Looking Ahead” paragraph on page 30 of our Form 10-K and page 26 of our most recent Form 10-Q (which we will expand as described in our response to comment 4);

•                  the second paragraph of “Consumer Services Revenue” on page 36 of our Form 10-K and page 33 of our most recent Form 10-Q;

•                  the last sentence of “Sales and Marketing” on page 38 of our Form 10-K and page 35 of our most recent Form 10-Q;

•                  the last sentence of “Operations and Customer Support” on page 38 of our Form 10-K and page 35 of our most recent Form 10-Q; and

•                  the last sentence of the first paragraph of “General and Administrative” on page 39 of our Form 10-K and page 36 of our most recent Form 10-Q.

We will update these disclosures as appropriate in future filings.

Item 8.  Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 62

Note 5.  Acquisitions and Asset Purchases, page 77

6.                                       Your disclosure on page 78 indicates that you used a third-party appraisal to determine the fair value intangible assets acquired from New Edge Holding Company.  Please describe the nature and extent of the third-party involvement in your determination of the fair value assigned to the intangible assets acquired.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will clarify in the Notes to Consolidated Financial Statements the extent of third-party involvement in our determination of the fair value assigned to the intangible assets acquired from New Edge Holding Company.  The language to be included in our Form 10-K for the fiscal year ended December 31, 2008 will be substantially as set forth below:

The fair values of identifiable intangible assets acquired were determined by management taking into account management’s own analysis and a third party appraisal.

Note 14.  Income Taxes, page 90

7.                                       We note your disclosures regarding FIN 48 on page 94.  Please tell us whether you have any unrecognized tax benefits as of December 31, 2007.  If so, please tell us how you considered the disclosures required by paragraph 21 of FIN 48.

Response:

We have unrecognized tax benefits that are immaterial. In response to the Staff’s comment, we do not believe the disclosures required by paragraph 21 of FIN 48 are required in our case because of the immateriality of the amount of unrecognized tax benefits.

Note 21.  Quarterly Financial Data (Unaudited), page 102

8.                                       Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K, which requires you to present gross profit within selected quarterly financial data.  Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.0.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings we will provide a line item presenting cost of revenues that will enable users to calculate gross profits.

Item 15.  Exhibits and Financial Statement Schedules, page 106

9.                                       Your disclosure states that you provide subscribers with Internet access through various third-party telecommunications service providers, including Level 3 Communications, Inc., Covad Communications Group, Inc., AT&T Inc., Qwest Corporation, Verizon, Time Warner Cable, Bright House Networks and Comcast Corporation.  These contracts appear to be material contracts upon which your business is substantially dependent.  Provide us with your analysis as to how you determined not to file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company entered into all of the above noted contracts in the ordinary course of business, and as discussed below, our business is not substantially dependent on any of these contracts.  None of these constitute contracts to purchase “the major part of registrant’s requirements of . . . services” within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.  Therefore, the contracts are not required to be filed pursuant to this Item.

We note that we operate two reportable segments, Consumer Services and Business Services, which represented approximately 84% and 82% and 16% and 18% of our revenue for fiscal 2007 and the nine months ended September 30, 2008, respectively.  Approximately 70% of our Business Services revenues relate to our New Edge Networks subsidiary.  Additionally, our Consumer Services segment includes narrowband Internet access services and broadband Internet access services.  Of the contracts discussed here, one applies to narrowband Internet access services within the Consumer Services segment, four apply primarily to digital subscriber line (“DSL”) broadband Internet access services within the Consumer Services segment and two apply to cable broadband Internet access services within the Consumer Services segment. None of the contracts apply to our New Edge Networks subsidiary.

Set forth below is a summary of these contracts.

•                  Level 3 Communications, Inc. — Under one of our agreements with Level 3, we purchase managed modem services used to provide our narrowband subscribers with access to our systems and the Internet.  We believe the agreement with Level 3 is an ordinary course of business contract on which our business is not substantially dependent. Less than approximately 45% of our consolidated revenues for fiscal 2007 and the nine months ended September 30, 2008 were attributable to narrowband services covered by our Level 3 agreement.  Additionally, we could replace Level 3 as a service provider without substantial additional cost or disruption to our business because the service provided by Level 3 is not unique or proprietary.  The costs associated with this aspect of our Level 3 agreement represented approximately 6% of our total operating costs and expenses for the nine months ended September 30, 2008.  (Under other agreements with Level 3, we also purchase the following services from Level 3 which are immaterial sources of revenue and would be easily replaced: (1) colocation services through which Level 3 provides us with space, bandwidth, and power in its data centers; (2) data transport services and circuits; and (3) inbound and outbound local and long distance voice services utilizing Internet protocol and the public switched telephone network.)

•                  Covad Communications Group, Inc., AT&T Inc., Qwest Corporation and Verizon — Under our agreements with Covad, AT&T, Qwest and Verizon, we purchase wholesale DSL transport and transport aggregation services that we use to provide DSL broadband Internet access to our subscribers.  We derived less than approximately 20% in the aggregate of our consolidated revenues for fiscal 2007 and the nine months ended September 30, 2008 from DSL broadband services, with none of these four agreements representing more than approximately 10% of our consolidated revenues.  Additionally, we do not believe our business is substantially dependent on the agreements with Covad, AT&T, Qwest and Verizon because we could rely on alternative DSL service providers for any material portion of these services.

•                  Time Warner Cable, Bright House Networks and Comcast Corporation — Under our agreements with Time Warner Cable, Bright House Networks and Comcast, these companies provide us with Internet backbone network connectivity over their cable television systems that we combine with our Internet services to create a cable broadband Internet access service that we offer to subscribers.  We derived less than approximately 20% of our consolidated revenues for fiscal 2007 and the nine months ended September 30, 2008 from these agreements, with the Time Warner and Bright House Networks agreement representing less than approximately 15% of our consolidated revenues. Because these services do not represent a significant portion of our consolidated revenues, we do not believe we are substantially dependent on the Time Warner Cable, Bright House Networks and Comcast agreements.

Exhibits 31.1 and 31.2

10.                                 The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature.  See Section II.B.4 of SEC Release No. 34-46427.  We note that you have made the following changes:

•                                          Including the title of the certifying individual when identifying the certifying officer at the beginning of the certification;

•                                          Deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d); and

•                                          Deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K.  Please note that this comment also applies to your filings on Form 10-Q for the quarters ended September 30, 2008, June 30, 2008, and March 31, 2008.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings the Company will conform our disclosures to be consistent with the exact language of Item 601(b)(31) of Regulation S-K.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 748-6634 or to our outside counsel, David Carter, at (804) 697-1253.

Sincerely,

/s/ Samuel R. DeSimone, Jr.
Samuel R. DeSimone, Jr.
General Counsel and Secretary

cc:                                 Jason Niethamer, Securities and Exchange Commission, Staff Accountant

Christine Davis, Securities and Exchange Commission, Assistant Chief Accountant

Evan Jacobson, Securities and Exchange Commission, Staff Attorney

Barbara Jacobs, Securities and Exchange Commission, Assistant Director

David M. Carter, Troutman Sanders LLP